March 31, 2005


via facsimile and U.S. mail

Mr. R.E. Gordon Davis
Chief Executive Officer
Canplats Resources Corporation
999 West Hastings Street, Suite 1180
Vancouver, British Columbia, Canada V6C 2W2


	Re:	Canplats Resources Corporation
		Form 20-F, Filed December 16, 2004
		File No. 0-31190

Dear Mr. Davis:

      We have reviewed the above filing and have the following accounting comments. We have limited our review to the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

20-F for the year ended July 31, 2004

Controls and Procedures, page 42

1. We note your disclosure that your "principal executive officer and principal financial officer have concluded that [your] disclosure controls and procedures are effective to ensure that information required to be included in [your] periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner." Supplementally confirm with respect to this filing and revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e).

2. We note your disclosure that "there have been no significant changes in [your] internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation." Supplementally confirm with respect to this filing and revise to state clearly, if correct, that there were no changes in your internal control over financial reporting that occurred subsequent to the date of their last evaluation.

Auditors` report, page F-3

3. We understand that your accountants are registered with the Public
Company Accounting Oversight Board and are therefore required to comply with all its auditing and related professional practice standards. Note that effective for reports issued or reissued on or after May 24, 2004, the auditors` report must refer to the "standards of the Public Company Accounting Oversight Board (United States)". Please request that your accountants supplementally confirm, if true, that they conducted their audit in accordance with the standards of the PCAOB. Request your accountants to revise their report accordingly. Refer to PCAOB Release No. 2003-025 and Commission Releases No. 34-49707 and FR-73.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Regina Balderas, Staff Accountant, at (202) 942-7768 or, in her absence, Jill Davis, Branch Chief, at (202) 942-
1996 if you have questions regarding comments on the financial statements and related matters. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Canplats Resources Corporation
March 31, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE